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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM 8-A/A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      AMERICAN BUSINESS INFORMATION, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              DELAWARE                                     47-0751545
----------------------------------------    ------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)



                    5711 SOUTH 86TH CIRCLE, OMAHA, NE  68127
              ---------------------------------------------------
              (Address of principal executive offices) (Zip Code)



      Securities to be registered pursuant to Section 12(b) of the Act:


       Title of each class to                  Name of each exchange on which
         be so registered                      each class is to be registered
----------------------------------------    ------------------------------------
              None                                           None

      Securities to be registered pursuant to Section 12(g) of the Act:


                    SERIES B PREFERRED SHARE PURCHASE RIGHTS
                    ----------------------------------------
                                (Title of class)
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         The Registrant's Registration Statement on Form 8-A, filed with the
Committee on August 6, 1997 is hereby amended and restated in its entirety as follows.

Item 1.  Description of Securities to be Registered

         On July 21, 1997 pursuant to a Preferred Shares Rights Agreement (the
"RIGHTS AGREEMENT") between American Business Information, Inc. (the "COMPANY") and Norwest Bank Minnesota, N.A., as Rights Agent (the "RIGHTS AGENT"), the
Company's Board of Directors declared a dividend of one right (a "RIGHT") to purchase one one-thousandth of a share of the Company's Series A Participating
Preferred Shares ("SERIES A PREFERRED SHARES") for each outstanding share of
Common Stock, $0.0025 par value ("COMMON SHARES"), of the Company. The dividend was payable on August 14, 1997 (the "RECORD DATE") to stockholders of record as of the close of business on that day. Each Right entitled the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Shares at an exercise price of $120.00, subject to adjustment.

         On October 3, 1997, the Company (i) reclassified its Common Stock as
Class B Common Stock  par value $.0025 per share (the "Class B Common Stock"),
(ii) authorized a new class of common stock designated Class A Common Stock par value $.0025 per share, (iii) declared a dividend of one share of Class A
Common Stock for every outstanding share of Class B Common Stock, (iv) reclassified its Series A Preferred Stock authorized theretofore as Series B
Preferred Stock par value $.0025 per share (the "Series B Preferred Shares"),
(v) amended the Rights Agreement as the Amended and Restated Series B Preferred
Shares Rights Agreement (the " Series B Rights Agreement"), and (vi) adjusted the exercise price for the Rights to $60.00 (the "Purchase Price").

         The following summary of the principal terms of the Series B Rights
Agreement is a general description only and is subject to the detailed terms and conditions of the Series B Rights Agreement. A copy of the Series B Rights
Agreement is attached as Exhibit 4 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

         The Rights will not be exercisable until the Distribution Date
(defined below).  Until the Distribution Date certificates for the Rights
("RIGHTS CERTIFICATES") will not be sent to shareholders and the Rights will attach to and trade only together with the Class B Common Stock. Accordingly, Class B Common Stock certificates outstanding on the Record Date will evidence the Rights related thereto, and Class B Common Stock certificates issued after the Record Date will contain a notation incorporating the Series B Rights
Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Class B Common Stock, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Class B Common Stock represented by such certificate.





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Distribution Date

         The Rights will separate from the Class B Common Stock, Rights
Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "ACQUIRING PERSON") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Voting Shares (defined below), or (ii) 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Voting Shares.
The earlier of such dates is referred to as the "Distribution Date."

         Notwithstanding the foregoing, "Acquiring Person" shall not include
Vinod Gupta, the Company's Chairman of the Board and Chief Executive Officer, nor any entity controlled by or established for the benefit of Mr. Gupta or any member of his immediate family (together, "EXEMPTED PERSON"), and the possession by an Exempted Person of 15% or more of the Company's Voting Shares or acquisition by an Exempted Person of any additional Voting Shares of the Company shall in no case cause a Distribution Date to occur.

Voting Shares

         "Voting Shares" include the Company's outstanding Class A Common Stock and Class B Common Stock, taken together as a single class. For purposes of the Series B Rights Agreement, the percentage of Voting Shares beneficially owned by a person shall be determined by a fraction, the numerator of which shall be the total number of votes represented by the Company's Class A Common
Stock and Class B Common Stock beneficially owned by such person, taken together, and the denominator of which shall be the total number of votes represented by all of the Company's outstanding shares of Class A Common Stock and Class B Common Stock, taken together.

Issuance of Rights Certificates; Expiration of Rights

         As soon as practicable following the Distribution Date, separate
Rights Certificates will be mailed to holders of record of the Class B Common
Stock as of the close of business on the Distribution Date and such separate
Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) July 21, 2007
(the "FINAL EXPIRATION DATE") or (ii) redemption of the Rights as described below.

Initial Exercise of the Rights

         Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series B Preferred Shares.





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Right to Buy Company Class B Common Stock

         Unless the Rights are earlier redeemed, in the event that an Acquiring
Person becomes the beneficial owner of 15% or more of the Company's Voting
Shares then outstanding, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring
Person, which will thereafter be null and void) will thereafter have the right to receive, upon exercise, Class B Common Stock having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient Class B Common Stock available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Class B Common Stock for which the Rights would have been exercisable.

Right to Buy Acquiring Company Stock

         Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Voting Shares then outstanding, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be null and void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Redemption

         At any time on or prior to the close of business on the earlier of (i) the date of acquisition by an Acquiring Person of beneficial ownership of 15% or more of the Company's Voting Shares, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right.

Adjustments to Prevent Dilution

         The Purchase Price payable, the number of Rights, and the number of Series B Preferred Shares or shares of Class B Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Series B Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.




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Cash Paid Instead of Issuing Fractional Shares

         No fractional portion less than integral multiples of one share of Class B Common Stock or one one-thousandth of a share of Series B Preferred
Shares will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the security to be so issued on the last trading date prior to the date of exercise.

No Stockholders' Rights Prior to Exercise

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Class B Common Stock), including, without limitation, the right to vote or to receive dividends.

Amendment of Series B Rights Agreement

         The provisions of the Series B Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the date the Rights separate from the Class B Common Stock and become exercisable. After such date, the provisions of the Series B Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Series B Rights Agreement;
provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Rights and Preferences of the Series B Preferred

         Series B Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Series B Preferred Share will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Class B
Common Stock.  In the event of liquidation, the holders of the Series B
Preferred Shares will be entitled to 1,000 times the amount paid per share of Class B Common Stock plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment.
Each Series B Preferred Share will have 10,000 votes, voting together with the Series A Preferred Stock, the Class A Common Stock and the Class B Common
Stock.  These rights are protected by customary anti-dilution provisions.

         Because of the nature of the dividend, liquidation and voting rights of the Series B Preferred Shares, the value of the one one-thousandth interest in a Series B Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Class B Common Stock.

Certain Anti-takeover Effects

         The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company.
The Rights have been declared by the




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Board in order to deter such tactics, including a gradual accumulation of
Voting Shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.001 per Right prior to the accumulation of 15% or more of the Company's Voting Shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

         Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded.
The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

         However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.


Item 2.          Exhibits.

         1.      Certificate of Incorporation of American Business Information,
                 Inc., as amended, is incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended
                 December 31, 1996.

         2. Certificate of Amendment to Certificate of Incorporation filed with the Delaware Secretary of State on October 3, 1997.

         3.      Amended and Restated Certificate of Designation of Rights,
                 Preferences and Privileges of Participating Preferred Shares of American Business Information, Inc., filed with the Delaware Secretary of State on October 3, 1997.

         4.      Amended and Restated Series B Preferred Shares Rights
                 Agreement, dated as of October 3, 1997 between American
                 Business Information, Inc. and Norwest Bank Minnesota, N.A.

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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                         American Business Information, Inc.

Date: October 3, 1997
                                         By: /s/ JON H. WELLMAN
                                             --------------------------------
                                             Jon H. Wellman, President and
                                             Chief Operating Officer





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                                 EXHIBIT INDEX



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                                                                                                     PAGE NUMBER
                                                                                                        UNDER
                                                                                                      SEQUENTIAL
   EXHIBIT                                                                                            NUMBERING
     NO.                                            EXHIBIT                                             SYSTEM
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
     1.       Certificate of Incorporation of American Business Information, Inc., as amended, is incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

     2.       Certificate of Amendment to Certificate of Incorporate filed with the Delaware
              Secretary of State on October 3, 1997.

     3.       Amended and Restated Certificate of Designation of Rights, Preferences and
              Privileges of Participating Preferred Stock of American Business Information,
              Inc., filed with the Delaware Secretary of State on October 3, 1997.

     4.       Amended and Restated Series B Preferred Shares Rights Agreement, dated as of
              October 3, 1997 between American Business Information, Inc. and Norwest Bank
              Minnesota, N.A.